

Mail Stop 3030

November 25, 2015

Via E-mail
Mark Novakovich
Chief Financial Officer
Control4 Corporation
11734 S. Election Road
Salt Lake City, Utah 84020

>   **Re: Control4 Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed February 20, 2015**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2015**
>   **Filed October 30, 2015**
>   **File No. 001-36017**

Dear Mr. Novakovich:

We have reviewed your filings and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Exhibits 31.1 and 31.2

1.   We see that the officer certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b). Please amend the filing to include the correct certifications. You may file an abbreviated amendment that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Forms 10-Q for the quarters ended March 31, 2015 and June 30, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery